UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HESS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	Commission File No. 1-1204	13-4921002
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

1185 Avenue of the Americas

New York, N.Y.

10036

(Address of Principal Executive Offices and Zip Code)

Timothy B. Goodell

Senior Vice President

and General Counsel

212-997-8500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure and Report

Item 1.01	Conflict Minerals Disclosure

Hess Corporation (the “Company”) is a leading global independent energy company engaged in the exploration and production of crude oil and natural gas. Less than 0.5% of the Company’s global revenue in 2014 was derived from the sale of products containing minerals that fall within the scope of the disclosure requirements of Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). The two products the Company identified as covered by Rule 13p-1 are toy trucks sold or given away by the Company and fuel cells manufactured by the Company’s former subsidiary Nuvera Fuel Cells, Inc. (the “Covered Products”).

This Form SD is filed pursuant to Rule 13p-1 for the period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

The Company sold Nuvera Fuel Cells, Inc., the company that produced the fuel cells, during the Reporting Period.

Item 1.02

The Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD. Copies of the Company’s Form SD filings and Conflict Minerals Reports for the current and prior year periods may also be found at www.hess.com/Investors/ under “Financial Information” then “SEC Filings”.

Section 2 – Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of Hess Corporation for the Reporting Period January 1, 2014 to December 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on May 29, 2015.

HESS CORPORATION
(Registrant)

By:	/s/ Timothy B. Goodell
	Name:	Timothy B. Goodell
	Title:	Senior Vice President and General Counsel

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